1.   **Organization and Nature of Business**

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed to create and manage for its own account a matched-book portfolio of repurchase agreements, reverse repurchase agreements and to be announced securities transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Trading LLC ("CMT LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 5). SSSF and CMT LLC are both wholly owned subsidiaries of South Street Securities Holdings Inc. ("SSSH" or the Ultimate Parent).

2.   **Summary of Significant Accounting Policies**

Cash
Cash consists of cash in banks, which is held primarily at one major U.S. financial institution. The Company holds a certificate of deposit, a requirement of its office lease agreement, which has a maturity greater than 90 days, therefore, is not considered a cash equivalent and is included in other assets in the accompanying statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Deposits with brokers, dealers and clearing organization at December 31, 2022 consist of the following:

Stock loan locate fees receivable	$ 33,905
Deposit with clearing organization	16,549,459
	$ 16,583,364

Amounts payable to clearing organization at December 31, 2022 consist of the following:

Payable to clearing organization	$ 112,575,606

Other Trading Assets and Liabilities
The Company enters into futures contracts and to be announced securities ("TBAs") which represent commitments to purchase or sell securities, mortgage-backed securities or other commodities at a future date and at a specified price. These contracts are accounted for as derivatives, recorded on a trade basis and carried at fair value with changes in fair value recognized in the statement of operations.

Income Taxes
The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. Accordingly, no income tax provision is reflected in the Company's financial statements. Any income tax liabilities or assets that result from the operations of the Company are reflected in the financial statements of SSSH.

Securities Purchased and Sold Under Agreements to Resell and Repurchase
Securities purchased under agreements to resell ("reverse repurchase agreements" or "resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are carried at either contract value plus accrued interest or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 95 days. See Note 9 for further information on fair value option for reverse repurchase agreements and repurchase agreements. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under applicable accounting standards.

For securities purchased under agreements to resell carried at contract value plus accrued interest, the Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses.

Interest earned on reverse repurchase agreements is reported as interest income. Interest paid on repurchase agreements is reported as interest expense.

As of December 31, 2022, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2022, the Company has received securities with market values of $32,879,995,110 under resale agreements and pledged securities with market values of $33,672,821,020 under repurchase agreements. The securities pledged and received by the Company are U.S. Treasury and government agency securities. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

The table below represents repurchase and reverse repurchase agreements by remaining contractual term to maturity, before netting:

Balance as of December 31, 2022	Open and Overnight	1 to 30 days	31 -95 days	Greater than 95 days	Total
Securities purchased under agreements to resell	8,826,778,226	9,538,867,040	10,940,526,365	3,504,564,007	32,810,735,638
Securities sold under agreements to repurchase	25,850,387,889	5,226,370,994	1,660,077,170	684,310,380	33,421,146,433

Securities Borrowed and Securities Loaned
Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are carried at either contract value or at fair value in accordance with the fair value option if the original maturity of the transaction is greater than 95 days. As of December 31,

2022, all contracts were held on an overnight basis. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender and in securities loaned transactions, the Company receives collateral, in the form of cash, an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required. Securities borrow/loan fees represent interest (rebate) on the cash received or paid as collateral on the securities borrowed or loaned. Interest on such contract amounts is accrued and is included in the statement of operations in interest income, where interest receivable is included in the statement of financial condition in receivable from broker-dealers, and interest payable is included in the statement of financial condition in accrued expenses and other liabilities.

As of December 31, 2022, the Company has pledged cash of $1,068,945,825 under securities borrowed agreements and received cash of $1,069,353,777 under securities loaned agreements.

Use of Estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions
The accompanying financial statements have been prepared from the separate records maintained by South Street but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity. Refer to Note 5 for additional details.

Other Assets and Accrued Expenses
Other assets include the security deposit held in relation to the operating lease, plant property and equipment, net of depreciation, and the prepaid balance for membership to an exchange. Accrued expenses include cash collateral for to be announced securities ("TBAs"), commissions, professional fees, referral fees, and execution and clearing fees payable.

Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and lease liability in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset includes any lease payments made and lease incentives. The Company's lease terms may include options to extend or terminate when it is reasonably certain the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, and have elected the option to apply the practical expedient to combine these components.

Accounting for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Many of the Company's financial assets measured at amortized cost, such as reverse repurchase agreements, are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. The Company has established policies and procedures for mitigating credit risk on reverse repo transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with reverse repo activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

3.   Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for repurchase and reverse repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty. A portion of repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets repurchase and resale transactions with the same counterparty on the Company's statement of financial condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The following table presents as of December 31, 2022, the gross and net securities purchases under reverse repurchase agreements and the sold under the repurchase agreements for all counterparties.

	Gross balance	Amounts netted on the Statement of Financial Condition	Net balance
Assets			
Securities purchased under agreements to resell	$ 32,810,735,638	(6,624,117,541)	$ 26,186,618,097
Liabilities			
Securities sold under agreements to repurchase	$ 33,421,146,433	(6,624,117,541)	$ 26,797,028,892

No other netting has been applied to the reverse repurchase agreement and repurchase agreement balances. At December 31, 2022, the Company had two counterparties whose individual balances accounted for 10% or more of total securities purchased under agreements to resell on the statement of financial condition with balances totaling $20,868,087,437 prior to netting.

As of December 31, 2022, the Company had pledged $50,199,607 of securities obtained under resale agreements to FICC. The size of the pledged amount is subject to change from time to time and is dependent upon the volume of business transacted.

4.   Member's Equity

During the year ended December 31, 2022, the Company made distributions of $39,122,687 to SSSF and received contributions of $21,000,000 from SSSF.

5.   Related Parties

Program Agreement
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF, (ii) certain expenses of SSSF, and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMT LLC, the program administrator, an administrative fee for providing certain portfolio management, operational and administrative services to the Company.

Referral Fees
The Company has entered into a referral arrangement with a shareholder of its ultimate parent.

Data Processing
For the year ended December 31, 2022, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is an affiliate.

Rent
The Company entered into an operating lease starting June 1, 2018 for a new office space (the "Lease"). Subsequent to the Company entering into the Lease, a sublease agreement was entered into with affiliates. See Note 7 for disclosures related to the Lease.

Funding Arrangement
The Company enters into short-term borrowings with SSSH on a monthly basis to provide additional funding for the Repo Program. For the year ended December 31, 2022, the Company borrowed $79,840,000 and repaid $80,000,000 including the original amount and interest expense in short-term borrows with SSSH.

Securities Purchased Under Agreements to Resell
During 2022, the Company entered into reverse repurchase agreements and repurchase agreements with counterparties that were also shareholders of SSSH. As of December 31, 2022, the Company had $323,300,624 of open reverse repurchase agreements with these counterparties. As of December 31, 2022, the Company had $100,821,250 of open repurchase agreements with these counterparties.

During 2022, the Company entered into reverse repurchase agreements with a counterparty that is an affiliate of the Company and is partially owned by SSSH. As of December 31, 2022, the Company had $50,793,777 of open reverse repurchase agreements with this counterparty.

6. **Commitments and Contingencies**

Commitments
As of December 31, 2022, the Company had forward commitments to enter into repurchase agreements in the amount of $6,472,302,500 and reverse repurchase agreements in the amount of $6,400,408,515.

Forward commitments for these transactions follow the same credit risk monitoring policies and procedures which are outlined in Note 2 under the Securities Purchased and Sold Under Agreements to Resell and Repurchase section.

Software License and Technology Commitments
Matrix Applications LLC has entered into an open-ended software license and maintenance agreement with a third-party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide the Company certain software and maintenance services used to operate the Repo Program.

Operating Lease Commitments

The Company has an operating lease for their corporate offices. See Note 7 for future minimum lease payments as of December 31, 2022.

General

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

7. **Leases**

The Company entered into a non-cancelable operating lease starting June 1, 2018 for a new office space. In accordance with the provision of the lease, the monthly rent payments escalate over the term of the lease, which is ten years. ROU assets and lease liabilities for this operating lease are recognized at commencement date based on the present value of lease payments over the lease term, discounted using the Company's incremental borrowing rate at the effective commencement date of the lease. The Company has not entered into any finance leases.

The lease agreement contains both lease and non-lease components, such as maintenance costs, which are accounted for together. Operating lease cost for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance and utilities, which are generally based on the Company's pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred. In addition, short-term leases with a term of 12 months or less are also expensed as incurred.

The Company has entered into agreements to sublease certain office space, including agreements to receive rental income from its affiliates for rent. As owner or lessee of the properties, the Company has entered into agreements with affiliates to charge them rent based on the office space utilized by their employees during the period. See Note 5 for further disclosure.

The following table summarizes the components of total operating lease costs, net and provides supplemental cash flow information related to leases:

Other information:	
Remaining lease term	5.5 years
Discount rate	5.53%

Future minimum lease payments as of December 31, 2022 are as follows:

<u>Year ending December 31</u>

2023		1,437,530
2024		1,490,670
2025		1,490,670
2026		1,490,670
2027		1,490,670
thereafter		683,224
Total future lease payments	$	8,083,434
Less: imputed interest		1,561,219
Total operating lease liability	$	6,522,215

8.   Other Trading Assets and Liabilities Used for Trading and Financial Activities

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. The futures contracts used by the Company include primarily SOFR futures contracts. At December 31, 2022, the Company used these contracts primarily as an economic hedge of interest rate risk associated with its financing activities of fixed income instruments.

TBA's are forward-settling mortgage-backed securities (MBS) trades. Market risk exists with respect to these instruments.

The Company has evaluated the potential for the fair value of the instruments to be affected by counterparty risk and its own credit risk and have determined that no adjustments were significant to the overall fair value measurements.

Derivatives are classified as other trading assets and other trading liabilities in the statement of financial condition. The following table presents the location and fair value amounts of the Company's derivatives and their effect on the statement of operations for the year ended December 31, 2022.

Fair Value of
Derivative Instruments
As of December 31, 2022

Description	Number of Contracts		Fair Value		Unrealized Gain (Loss)
Assets					
Futures contracts:					
Futures contract balance	17,616	$	19,663,744	$	19,663,744
TBA's:					
Gross TBA balance	831	$	56,472,459	$	56,472,459
Less: Gross amount payable, subject to offsetting			44,156,943		-
Less: Collateral posted, subject to offsetting			8,107,801		-
	18,447	$	23,871,459	$	76,136,203
Liabilities					
TBA's:					
Gross TBA balance	1,863	$	56,983,641	$	(56,983,641)
Less: Gross amount receivable, subject to offsetting			44,156,943		-
	1,863	$	12,826,698	$	(56,983,641)

9.   Fair Value Option for Resale and Repurchase Agreements

ASC 825, Financial Instruments ("ASC 825"), provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and repurchase agreements that have a term of greater than 95 days at inception. The Company economically hedges these transactions with futures contracts that are also accounted for at fair value. Accordingly, this option has been elected as the Company believes that its overall performance is more accurately measured when such resale and repurchase agreements and their related economic hedges are both reported at their fair values.

Resale and repurchase agreements, recorded at their contractual amounts plus accrued interest, approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are substantially collateralized. For purposes of the fair value hierarchy, these transactions are classified as Level 2.

10.   Fair Value of Measurement

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), establishes a fair value hierarchy that prioritizes the significant inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Inputs that are unobservable.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Company uses actively quoted market prices as the primary input to its valuation.

Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company's management. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of that investment and does not necessarily correspond to the Company's perceived risk of that investment.

The Company's investments were within either Level 1, as quoted prices for identical securities were readily available, or Level 2, as inputs other than quoted prices are observable for the asset or liability either directly or indirectly. For the year ending December 31, 2022, the Company held no Level 3 investments. During the year ending December 31, 2022, there were no changes to the valuation techniques or approaches utilized by management.

The following table presents the financial instruments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2022.

	Level 1	Level 2	Level 3	Netting (1)	Balance as of December 31, 2022
Assets					
U.S. Treasury Notes	$ 949,994,419	$	$	$	$ 949,994,419
Securities purchased under agreements to resell	-	9,519,263,340	-	-	9,519,263,340
Futures contracts:					
SOFR	19,663,744	-	-	-	19,663,744
TBA's	-	56,472,459	-	(52,264,744)	4,207,715
	$ 969,658,163	$ 9,575,735,799	$ -	$ (52,264,744)	$ 10,493,129,218
Liabilities					
Securities purchased under agreements to repurchase	$ -	$ 2,196,335,382	$ -	$ -	$ 2,196,335,382
TBA's	-	56,983,641	-	(44,156,943)	12,826,698
	$ -	$ 2,253,319,023	$ -	$ (44,156,943)	$ 2,209,162,080

(1) Represents counterparty and cash collateral netting, which allow the offsetting of amounts relating to certain contracts, as certain conditions allowing netting have been met.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, certain securities purchased under agreements to resell, deposits with brokers, dealers and clearing organizations, accrued interest receivable, certain securities sold under agreements to repurchase and payable to clearing organization. The following table presents these financial instruments by measurement level as of December 31, 2022.

| | Carrying Value | Estimated Fair Value Hierarchy | | | Total Fair Value December 31 2022 |
		Level 1	Level 2	Level 3	
Financial Assets					
Cash	$ 16,166,115	$ 16,166,115	$ -	$ -	$ 16,166,115
Securities purchased under agreements to resell	16,667,354,757	-	16,667,354,757	-	16,667,354,757
Securities borrowed	1,068,945,825	-	1,068,945,825	-	1,068,945,825
Deposits with brokers, dealers and clearing organization	16,583,364	-	16,583,364	-	16,583,364
Accrued interest receivable	177,717	-	177,717	-	177,717
	$ 17,769,227,778	$ 16,166,115	$ 17,753,061,663	$ -	$ 17,769,227,778
Liabilities					
Securities sold under agreements to repurchase	$ 24,600,693,510	$ -	$ 24,600,693,510	$ -	$ 24,600,693,510
Securities loaned	1,069,353,777	-	1,069,353,777	-	1,069,353,777
Payable to clearing organization	112,575,606	-	112,575,606	-	112,575,606
	$ 25,782,622,893	$ -	$ 25,782,622,893	$ -	$ 25,782,622,893

11. **Net Capital Requirements**

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital.   Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2022, South Street had net capital of $240,712,712, which was $240,454,633 above its required net capital of $258,079.

South Street is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2022, the Company was not required to and did not hold any customer money or securities.

12. **Subsequent Events**

On January 25, 2023 the Company made a distribution in the amount of $5,000,000 to SSSF.

On February 28, 2023 the Company made its quarterly distribution in the amount of $1,813,700 to SSSF.

As of March 1, 2023, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2022, which require recognition or disclosure in the financial statements.